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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 _______________

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )
                                 _______________

                          ELAN FINANCE CORPORATION LTD.
                              ELAN CORPORATION, PLC
                       (Name of Subject Company (Issuer))

                                 _______________

                          ELAN FINANCE CORPORATION LTD.
                              ELAN CORPORATION, PLC
                       (Name of Filing Persons (Offeror))

        Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated)
                         (Title of Class of Securities)

                                   284129 AA 1
                                   284129 AB 9
                                   284129 AC 7
                     (CUSIP Numbers of Class of Securities)

                              Jean M. Duvall, Esq.
                                 General Counsel
                              Elan Corporation, plc
                              800 Gateway Boulevard
                          South San Francisco, CA 94080

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Christopher Cox, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation*            Amount of Filing Fee**
--------------------------------------------------------------------------------
           $494,024,247                            $39,967
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2018 (Zero
     Coupon-Subordinated), as described herein, is $616.57 per $1,000 principal amount at maturity outstanding. As of November 14, 2003, there was approximately $801,246,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately $494,024,247.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:       Not applicable     Filing Party:      Not applicable
     Form or Registration No.:     Not applicable     Date Filed:        Not applicable


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:


     [ ]  third-party tender offer subject to Rule 14d-1.   [ ]  going-private transaction subject to Rule 13e-3.
     |X|  issuer tender offer subject to Rule 13e-4.        [ ]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: ?



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



                             INTRODUCTORY STATEMENT


     This Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by Elan Corporation, plc, a public limited company organized under the laws of Ireland (the "Guarantor"), and Elan Finance Corporation Ltd., a company organized under the laws of Bermuda and a wholly-owned subsidiary of the Guarantor (the "Company"), and relates to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated) issued by the Company on December 14, 1998 and fully and unconditionally guaranteed by the Guarantor (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated November 14, 2003 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1) to (d)(1) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of December 14, 1998 (the "Indenture"), among the Company, the Guarantor and The Bank of New York, as trustee ("Trustee").

     The Put Option will expire at 5:00 p.m., New York City time, on Monday, December 15, 2003. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Items 1 through 9.

     The Company is the issuer of the Securities and is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related Option Materials. The payment and performance of all obligations of the Company under the Indenture and the Securities are fully and unconditionally guaranteed by the Guarantor. The Securities are exchangeable into American Depositary Shares (the "ADSs"), each ADS representing one Ordinary Share, par value 5 Euro cents, evidenced by one American Depositary Receipt, of the Guarantor, as set forth in the Indenture and paragraph 9 of the Securities. The Company maintains its registered offices at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company's principal executive offices are located at 102 St. James Court, Flatts, Smiths Parish, Bermuda FL 04 and its telephone number is (441) 292-9169. The Guarantor's principal executive offices are located at Lincoln House, Lincoln Place, Dublin 2, Ireland and its telephone number is 353-1-709-4000. As permitted by General Instruction F to Schedule TO-I, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO-I.

Item 10.  Financial Statements.

     (a) Pursuant to Instruction 2 in Item 10 to Schedule TO-I, the Company and the Guarantor believe that their financial condition is not material to a holder's decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Put Option is not subject to any financial conditions, the Put Option applies to all outstanding Securities and the Guarantor is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Guarantor and its subsidiaries (including the Company) are reported electronically on EDGAR on a consolidated basis.

     (b) Not applicable.

Item 11.  Additional Information.

     (a)(1) Not applicable.

     (2) None

     (3) None

     (4) Not applicable

     (5) Not applicable

     (b) None.

Item 12.  Exhibits.

Exhibit No.                                  Description
-------------------     --------------------------------------------------------

99(a)(1)(A)             Company Notice to Holders of Elan Finance
                        Corporation Ltd. Liquid Yield Option(TM) Notes due
                        2018 (Zero Coupon-Subordinated), dated November 14,
                        2003.

99(a)(1)(B)             Form of Purchase Notice.

99(a)(1)(C)             Form of Notice of Withdrawal.

99(a)(1)(D)             Substitute Form W-9.

99(a)(1)(E)             Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.


99(a)(5)(A)             Press Release issued by Elan Corporation,
                        plc on November 14, 2003.

(b) Not applicable.

(d)(1) Indenture, dated as of December 14, 1998, among Elan Finance Corporation Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Securities and Exchange Commission on August 27, 1999).

(g)                     Not applicable.

(h)                     Not applicable.


Item 13.  Information Required by Schedule 13E-3.

         (a) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     ELAN CORPORATION, PLC

                                     By:  /s/ William F. Daniel
                                         ------------------------------------
                                         Name:  William F. Daniel
                                         Title: Executive Vice President
                                                   and Company Secretary





                                     ELAN FINANCE CORPORATION LTD.

                                     By:  /s/ Kevin Insley
                                         -------------------------------------
                                         Name:  Kevin Insley
                                         Title:    President




Dated:  November 14, 2003

                                  EXHIBIT INDEX


Exhibit No.                                  Description
-------------------     --------------------------------------------------------

99(a)(1)(A)             Company Notice to Holders of Elan Finance
                        Corporation Ltd. Liquid Yield Option(TM) Notes due
                        2018 (Zero Coupon-Subordinated), dated November 14,
                        2003.

99(a)(1)(B)             Form of Purchase Notice.

99(a)(1)(C)             Form of Notice of Withdrawal.

99(a)(1)(D)             Substitute Form W-9.

99(a)(1)(E)             Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.


99(a)(5)(A)             Press Release issued by Elan Corporation,
                        plc on November 14, 2003.

(b) Not applicable.

(d)(1) Indenture, dated as of December 14, 1998, among Elan Finance Corporation Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Securities and Exchange Commission on August 27, 1999).

(g)                     Not applicable.

(h)                     Not applicable.


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